Exhibit 99.2

May 9, 2024	1500 Robert-Bourassa Blvd., 7th Floor Montreal QC, H3A 3S8 www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: Aeterna Zentaris Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Record Date for Notice of Meeting :

Record Date for Voting (if applicable) :

Beneficial Ownership Determination Date :

Meeting Date :

Meeting Location (if available) :

Issuer sending proxy related materials directly to NOBO:

Issuer paying for delivery to OBO: No

Annual General and Special Meeting June 3, 2024 June 3, 2024 June 3, 2024 July 2, 2024 Virtual Meeting No Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	007975600	CA0079756007

Sincerely, Computershare Agent for Aeterna Zentaris Inc.